                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)1

                           BIGSTAR ENTERTAINMENT, INC.
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                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                  089896104000
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                                 (CUSIP number)

                              ROBERT L. FROME, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 4, 2001
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the acquisition  which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /x /

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

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CUSIP No. 089896104000                 13D            Page 2 of 9 pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   BS ACQUISITION GROUP, LLC
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY
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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    965,200
 OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                965,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     965,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.13%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 089896104000                 13D            Page 3 of 9 pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   RUBEN AZRAK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OR ORGANIZATION

                     NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    965,200
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                965,200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     965,200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.13%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 089896104000                 13D            Page 4 of 9 pages
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            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned (the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth.

            Item 4 is amended to add the following:

            On October 4, 2001, BS received a financing  commitment  from Nathan
Low to fund the  purchase of the Issuer.  A copy of the letter  presenting  this
financing   commitment  is  filed  as  an  exhibit  to  this  Schedule  13D  and incorporated herein by reference.

            Item 7 is amended to add the following exhibits:

     (c)    Letter from Nathan Low to BS Acquisition Group, LLC dated October 4,
            2001;

     (d)    Agreement  between  Nathan Low and BS Acquisition  Group,  LLC dated
            October 8, 2001 regarding the Terms of the Financing.

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CUSIP No. 089896104000                 13D            Page 5 of 9 pages
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                                   SIGNATURES

            After due inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 11, 2001
                                          BS ACQUISITION GROUP, LLC

                                          By:  /s/ Ruben Azrak
                                             --------------------
                                             Ruben Azrak, Managing  Member

                                          /s/ Ruben Azrak
                                          --------------------
                                          Ruben Azrak

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CUSIP No. 089896104000                 13D            Page 6 of 9 pages
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                                  EXHIBIT INDEX

Exhibit

1.          Joint Filing Agreement (previously filed).

2.          Letter from BS  Acquisition  Group,  LLC to Issuer  dated August 21,
            2001 (previously filed).

3.          Letter from Nathan Low to BS Acquisition Group, LLC dated October 4,
            2001.

4.          Agreement  between  Nathan Low and BS Acquisition  Group,  LLC dated
            October 8, 2001 regarding the Terms of the Financing.

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CUSIP No. 089896104000                 13D            Page 7 of 9 pages
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                                    Exhibit 3
                                    ---------

                                   NATHAN LOW
                        135 East 57th Street, 11th Floor
                            New York, New York 10022

                                 October 4, 2001

Mr. Ruben Azrak
BS Acquisition Group, LLC
1385 Broadway, Suite 1407
New York, New York  10018

Dear Ruby:

            It is my understanding  that through BS Acquisition  Group, LLC, you have made an offer, a copy of which is attached to this letter,  to the Board of
Directors  of BigStar  Entertainment,  Inc.  ("BigStar")  to acquire  all of the
Common  Stock of BigStar  for a price of $.12 per share (the  "Proposal"),  in a transaction to be negotiated between you and BigStar.

            This letter shall serve to represent a commitment  to finance  fully the  acquisition  set forth in the attached  offer  letter to BigStar,  on terms mutually agreed upon. I am prepared to finance directly the financing  necessary to  complete  the  acquisition  of  BigStar's  Common  Stock,  pursuant  to your
Proposal.

                                          Sincerely,

                                          /s/ Nathan Low

                                          Nathan Low

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CUSIP No. 089896104000                 13D            Page 8 of 9 pages
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                                    Exhibit 4
                                    ---------

                            BS ACQUISITION GROUP, LLC
                            1385 Broadway, Suite 1407
                            New York, New York 10018

                                 October 8, 2001

Mr. Nathan Low
135 East 57th Street, 11th Floor
New York, New York 10022

Re: Terms of Financing
    ------------------

Dear Mr. Low:

            This  agreement  sets  forth  the  terms  of  your  commitment  (the
"Financier") dated October 4, 2001, to provide the funds (the "Funds") necessary to acquire all of the Common Stock of BigStar  Entertainment,  Inc.  ("BigStar")
for a price of $.12 per share (the "Transaction").

            1. DISTRIBUTION OF NET PROFITS. In the event that the Transaction is completed using the Funds provided by Financier, then the parties agree that the
Net Profits,  if any, arising out of the Transaction  shall be distributed among the  parties,  as  follows:  (ii)  Two-Thirds  (2/3)  of the Net  Profits  to BS
Acquisition Group, LLC; (ii) One-Thirds (1/3) of the Net Profits to Financier.

            2.  DEFINITION OF NET PROFITS.  For the purposes of this  agreement, the term Net  Profits  shall mean all gross  profits  less:  (i) all  investment expenses and costs related to the purchase of BigStar's  shares (the  "Shares"), including  but not limited to: the purchase  price of the Shares,  brokerage and commission  expenses,  fees and  disbursements of transfer  agents,  registrars,
custodians,   sub-custodians,   due  diligence  fees  and  expenses,  legal  and
accounting expenses and escrow agents and all other directly related expenses of any type;  (ii) all costs and expenses  incurred in connection with the holding, sale or proposed sale of any assets of BigStar; and (iii) the Funds.

            3.  COUNTERPARTS.  This  agreement  may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

                (a) 4. ENTIRE AGREEMENT.  This agreement  constitutes the entire
agreement   between  the  parties  hereto  with  respect  to  the   transactions
contemplated  herein,  and  supersedes  all prior  understandings  or agreements between the parties.

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CUSIP No. 089896104000                 13D            Page 9 of 9 pages
-----------------------------                      -----------------------------

             If the  foregoing  accurately  reflects  the  understanding  of the parties hereto,  please so indicate by executing in the space provided below and returning one executed original to us.

                                Very truly yours,

                                BS Acquisition Group, LLC

                                By:   /s/ Ruben Azrak
                                     ------------------
                                     Ruben Azrak
                                     Managing Member

Accepted and Agreed to this 8th day of October, 2001:

   /s/ Nathan Low
   --------------
   Nathan Low